UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒   SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐    SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: March 31, 2026

LiquidPiston, Inc.

(Exact name of issuer as specified in its charter)

Delaware	74-3126356
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

LiquidPiston, 1292A Blue Hills Avenue, Bloomfield, CT, 06002

(Full mailing address of principal executive offices)

(860) 838 2677

(Issuer’s telephone number, including area code)

THIS SEMI-ANNUAL REPORT MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THIS REPORT, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE.

ITEM 1.	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of the financial condition and results of operations of LiquidPiston, Inc (“we”, “LiquidPiston”, or “the Company”) should be read in conjunction with our financial statements and the related notes included in this semi-annual report and our annual report filed on Form 1-K on January 22, 2026. This discussion may contain forward-looking statements reflecting our current expectations that involve risks and uncertainties. Our actual results could differ materially from those discussed in the forward-looking statements.

These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results to differ materially from any predictions of future results, performance or achievements that we express or imply in this semi- annual report or in the information incorporated by reference in this semi-annual report.

LiquidPiston, Inc. was incorporated in the State of Delaware on June 21, 2004, and maintains its headquarters and physical plant in Bloomfield, Connecticut. With the exception of the year ended December 31, 2017, we incurred losses from operations and have had negative cash flows from operating activities since our inception through the year ended December 31, 2021. For the year ended December 31, 2022, we posted our first operating profit and positive cash flow from operations since 2017. In the fiscal years following the year ended December 31, 2022, we posted mixed results with regards to operating profit and cash flow from operations.

In 2023, the Board of Directors unanimously voted in favor of changing its fiscal year end from December 31 to September 30 effective for the nine months ended September 30, 2023. The change in fiscal year end is to more closely align with the year ends of its major customers, the Department of War (DoW), United States Army, and United States Air Force. The fiscal year ended September 30, 2024 was the first full twelve months year after the change. The Company's current operating plan for 2026 indicates that it will likely continue to operate at near break-even from operating activities given ongoing contract revenues, less anticipated contract related expenditures and ongoing technical development activities.

The unaudited financial information set forth below with respect to the six-month period ended March 31, 2026 is preliminary and subject to potential adjustments. Adjustments to these financial statements may be identified when review of historical financial statements has been completed in conjunction with our year-end audit, which could result in significant differences from this preliminary unaudited condensed financial information, although in the opinion of management all adjustments necessary to make restated interim results of operations have been included here. Unless otherwise indicated, the latest results discussed below are as of March 31, 2026.

Results of Operations

The Company generated revenues totaling $6,529,233 and $6,206,608 for the six months ended March 31, 2026 and 2025, respectively. Booked revenue increased in 2026 compared to 2025 as the Company continued to realize revenue on its new contracts and milestones on these contracts were met. Cost of revenue decreased significantly for the six months from $4,792,839 in 2025 to $4,253,672 in 2026. Costs of revenue consist of engineering labor and parts, machining, and other non-personnel expenditures associated with a contract. Certain contract stages in 2025 were more labor intensive than in 2026 as new programs start with significant design work and less hardware procurement. Due to this fact pattern, gross profit increased from $1,413,769 for the six months ended March 31, 2025 to $2,275,561 for the six months ended March 31, 2026.

2

Operating expenses consist of technical development expenses and administrative expenses. Technical development (R&D) expenses totaled $2,070,947 in the six months ended March 31, 2025 compared to $2,723,454 in the six months ended March 31, 2026, an increase of $652,507. This increase represents the Company’s investment in new technologies, and funding certain developments outside of customer-funded programs. Specifically, internal software expenses increased by approximately $150,000, external machine shops and contractors increased by approximately$714,000, while other line items such as purchased components decreased by approximately $197,000. Administrative expenses totaled $1,181,719 and $1,024,587 for the six months ended March 31, 2025 and 2026, respectively. The decrease in general and administrative expenses was due in large part to decreases in legal fees ($86,005), business development ($35,470), connectivity ($29,711), and office expenses ($5,823). The Company posted an operating loss of ($1,838,897) for the six months ended March 31, 2025 as compared to a loss of ($1,472480) for the six months ended March 31, 2026.

Other income decreased from $654,375 for the six-month period ended March 31, 2025 to $454,456 in 2026. This was primarily due to the Company maintaining its cash in U.S. Treasuries, and the fact that it has had to use some of its cash reserves to fund itself during the government shutdown that occurred in the fiscal quarter ended December 31, 2025.

As a result of the foregoing, our net loss was $1,022,927 for the six months ended March 31, 2026, compared to a net loss of $1,189,617 for the six months ended March 31, 2025.

Liquidity and Capital Resources

As of March 31, 2026, the Company had $25,043,116 in cash and cash equivalents on hand, compared to $30,153,080, as of September 30, 2025.

Historical results and cash flows

For the six-month periods ended March 31, 2026 and March 31, 2025, the Company engaged in multiple engineering contracts with the DoW, which generated significant revenues, and accounted for 100% of the Company’s revenue. Aside from these revenue streams, LiquidPiston has relied on sales of equity for its continued operations. Government revenue for the six months ended March 31, 2026 was higher than in the same period in 2025, as the Company progressed through milestones on multiple DoW contracts.

A primary revenue source for 2026 is a $35 million multi-year Strategic Funding Increase (STRATFI) contract, awarded previously by the Air Force. LiquidPiston intends to pursue additional government, as well as commercial, development contracts in the future.

Equity Issuances

In the six months ended March 31, 2026, no Company options were exercised. For the six months ended March 31, 2025 the Company issued 9,800 shares as employees of the Company exercised stock options for total proceeds of $894.

The Company commenced a private placement pursuant to Rule 506(c) under Regulation D on 03/09/2026, the Company sold 43,479 shares of its common stock through a Reg D offering and received proceeds of $500,009 during the six months ended March 31, 2026.

On April 14, 2026, the Company commenced an offering of Common Stock pursuant to Regulation Crowdfunding to raise up to $4,999,981.50, with a purchase price of $13.50 per share. The first disbursement from the raise occurred on May 27, 2026 (subsequent to the period of this report). The total amount received before issuance costs was $974,691 for the sale of approximately 812,000 shares.

3

Major Purchases

On March 28, 2025, the Company, through its newly created, wholly owned subsidiary, LiquidPiston Real Estate, LLC, purchased the building and land at 980 South Street, Suffield, Connecticut. Once the building is fully adapted to LiquidPiston’s needs, the Company plans to move all its operations from its current facility in Bloomfield, Connecticut.

Indebtedness

On June 10, 2020, LiquidPiston, Inc. was approved for and issued a Loan Authorization and Agreement by the SBA for an Economic Injury Disaster Loan (“EIDL”) in the amount of $150,000 to use as working capital to alleviate economic injury sustained due to COVID-19. Repayment began in July 2021 with a 30-year term. Interest will accrue at 3.75% per year and will only accrue on funds actually advanced from the date of each advance, with fund disbursement at the discretion of SBA Counsel. This debt is collateralized with Company assets.

Trend Information

LiquidPiston’s long-term business prospects will be shaped by key industry and market trends, including:

1.	The U.S. Department of War’s (DoW) and allied nations’ militaries’ increasing adoption of autonomous systems such as Uncrewed Aerial Systems (UAS) and need to provide increasing amounts of operational energy in smaller form factors to the warfighters in contested logistics environments
2.	Vehicle electrification
3.	The global transition to renewable and low/no-carbon fuel energy sources
4.	Government policies and geopolitical factors

On the U.S. national security and military front, technology innovation and rapid adoption are strategic imperatives. The President’s budget request1 for Fiscal Year 2027 is $1.5 trillion, more than 40% greater than the enacted Fiscal 2026 budget. As of May 2026, Congress was still deliberating on the Fiscal 2027 National Defense Appropriations Act, but many of the DoW modernization priorities had already been communicated to the public and industry. In addition to proposed investment in expanding the U.S. defense industrial base, the DoW is encouraging and investing in private-sector innovation and product development in many areas relevant to LPI’s technology, including:

•	Autonomous (i.e., uncrewed) vehicles, notably UAS. For system weight and mission duration purposes, the propulsion and on-board power generation need to be hybrid electric because the energy density of hydrocarbon fuels is so much greater than available battery technologies
•	Smaller, higher power-density electric power generators to provide “Power on the Move” for increasingly distributed, constantly moving military operations, which need an increasing amount of operational energy per warfighter in an era of increasingly contested logistics and supply chains
•	Auxiliary power units and supplemental power units for crewed vehicles and to power an increasing array of tactical and support systems, including mobile command posts, all of which require increasing amounts of energy to operate.

The Company believes LPI’s engine and power system technology is a good fit for these and other DoW modernization initiatives, as demonstrated by the Company’s recent DoW development contracts. We are a domestic US technology company, which fits the US strategic need for a secure defense industrial base. LPI plans to continue to focus on the above U.S. military power systems applications in the near-term, which also provides the opportunity to work with future partners to provide solutions based on our technology to allied nation defense agencies. After delivering industrialized products ready for military deployment, the Company’s strategy is to work with partners to address commercial/industrial markets for similar and new power systems applications.

____________________________

1 See https://www.whitehouse.gov/wp-content/uploads/2026/04/budget_fy2027.pdf

4

Commercial and consumer vehicle electrification represents a very large potential future market for LPI’s engine and hybrid electric propulsion system technology. The projected large and rapidly growing HEV share of vehicle propulsion technology presents an opportunity for LiquidPiston to provide efficient, multi-fuel, power-dense internal combustion engines to enable such future HEVs. In addition, fossil fuel-based propulsion and power generation is likely to remain dominant not just in the United States, but also in many developing countries for a long time due to infrastructure, economic, and user application constraints. LiquidPiston’s technology provides an opportunity to field a smaller, more efficient internal combustion engine (ICE) which has demonstrated compatibility with diesel, gasoline, jet fuel, kerosene, propane, and hydrogen and can likely be adapted to work on natural gas, renewable natural gas and other low-carbon fuels. This positions LiquidPiston to be a key technology provider anywhere that lightweight efficient engines are useful as range extenders and auxiliary power units (APUs) not only for land vehicles but also aircraft and marine vehicles.

We recognize and support the imperative to electrify as many vehicles (land, air, and marine) as quickly as makes economic, environmental, and functional sense. The fact is that liquid fossil fuels have up to 50 times the energy density of today's best batteries so the battery maturation curve will take many decades to even get close. The distribution and storage infrastructure for fossil and blended fossil/renewable fuels is in place; the charging network for all-electric vehicles is still being built out, with gaps remaining in reliability, rural coverage, heavy-duty charging, military operations, and aviation/marine operations. For the foreseeable future, especially for applications where energy density, refueling time, operating environment, or logistics constraints are critical factors for customers and users, we believe that fossil fuels as well as an increasing amount of low carbon fuels are going to continue to be used for a major percentage of transportation vehicles and Hybrid Electric Vehicles (“HEVs)” will be a significant share of electrified land vehicles even as several countries are enacting mandates and incentives to drive the energy transition away from fossil fuels.2

Outside of automotive transportation, there are major industry and government initiatives underway in many countries to develop new generations of electric and hybrid electric crewed and uncrewed aircraft in order to capture the benefits of electrically-powered vertical take-off and landing propellors and quieter operation in populated areas or military theaters. Based on market and customer requirements and feedback to-date, LiquidPiston believes that many military and high-endurance commercial drones will need to go the HEV route because a) the application and/or use case constraints dictate eVTOL (electric Vertical Take-Off & Landing) capabilities and b) hydrocarbon fuels are significantly more energy-dense than batteries. Urban Air Mobility (“UAM”)3 is an emerging new category of urban area transportation vehicles with numerous startups and established aviation and automotive players investing to develop potentially viable solutions with the goal of services being commercially available in some metropolitan areas during this decade. The expectation is there will be some short haul all-electric city UAM vehicles in the future but the serious short-to-regional aircraft players will probably be hybrid electric for range and safety reasons.

The Company believes that, if an ICE can come close to small gas turbine power density, while increasing efficiency, and can use diesel or jet fuels, there will be aviation market application opportunities for the use of the more efficient propulsion technology. Diesel and gasoline ICE engines are used today to power UAS and general aviation aircraft. With respect to larger aircraft, as mentioned above, we are pursuing opportunities for our technology to enable much more efficient on-board auxiliary power which reduces overall fuel consumption and if used as an in-flight supplemental power unit can enable optimization of the main engines (i.e., smaller, less fuel because they are not supplying needs such as auxiliary power or air conditioning). Based on current technology and aviation industry development trends, LPI expects that hybrid electric propulsion is going to be an enabling and enduring aspect of aviation electrification especially for small-to-medium size aircraft.

____________________________

2 See https://www.eia.gov/todayinenergy/detail.php?id=65384#:~:text=About%2022%25%20of%20light%2Dduty,in%20the%20luxury%20vehicle%20market.

3 See https://www.marketresearchfuture.com/reports/urban-air-mobility-market-7685

5

From a sustainability and environmental perspective, the energy balance and CO2 production associated with mining and processing of raw materials and production of batteries is not inconsiderable and affects the well/earth-to-scrap/recycle CO2 breakeven time for a vehicle especially if the source of electrons is coal, oil, or gas (i.e., non-renewables). The buildout of “green” renewable electric energy sources (e.g., solar, wind, hydro, other) is steadily increasing worldwide but is still less than 20% of the total global energy consumption as the total energy demand and supply continues to grow4. We expect that government policies and technology scale economics will result in a steady increase in renewables’ share of electric power generation, with great disparities between countries and regions. For the electric power generated this way to charge vehicles and other batteries, transmission line capacity and cost-effective grid-scale storage need to be deployed which is a slow, capital-intensive process. Depending on the customer use case, the vehicle electrification efficacy of electric energy regardless of source is still limited by the battery vs fuel energy density realities described above. Distributed renewable energy sources may in some instances eliminate or reduce the need for portable gensets which is one of our target application markets; however, fuel-powered gensets will still be required for portable/mobile and temporary applications and locations, as well as locations with limited grid connections or without the resources to build a local renewable electric energy infrastructure.

As a result, we believe, realistically, getting to renewables and low/no carbon fuels as the major source of electric energy will take a very long time. If the share of power production from use of low-no carbon fuels increases, it represents a market opportunity for LPI as we have demonstrated the multi-fuel capability of our core X-engine platforms.

We are currently operating in an era of global geo-political tensions and regional wars which can have an impact on sophisticated hardware and hybrid electric power systems developers such as LPI and our future partners. The potential impacts include:

•	Significant U.S. DoW reorganization along with the funding increase noted above with the strategic objective of maintaining U.S. military superiority via significant modernization initiatives, faster decision-making, and accelerating adoption of new technologies.
•	Rising supply chain costs and parts/material availability uncertainty due to U.S. and other nations’ tariffs and export/import restrictions on strategic resources such as critical minerals.
•	General inflation impact due to the geopolitical issues, including global oil and natural gas supply and distribution disruption.

Recent U.S. Administration’s policy and organizational changes may delay future DoW program initiatives or decisions on existing programs, which could negatively impact LiquidPiston’s future or current contracts. LPI intends to continue to develop our core competencies and position ourselves as a key U.S. defense industrial base player. Given the DoW transformation goals and increased funding to respond to global threats, we believe that LPI will benefit from increasing demand for compact, efficient, fuel-flexible power in military applications constrained by size, weight, performance, and/or logistics.

With respect to LPI’s supply chain, we are still in the advanced product development phase and with our in-house machine shop can make most of our own prototype parts and have U.S.-based suppliers for the manufacturing of other parts. As we are not currently engaged in volume production, the cost impact on prototype materials and components does not currently have a significant impact on our financials, though the current situation is highly dynamic. As we and/or our future licensee/OEM partners gear up for volume production, price increases and supply sourcing may impact the cost of goods sold. However, that will also be true for competitive suppliers and, with our unique technology advantages, we will continue to focus on customer use cases where our engines and power systems can deliver high-value new capabilities (e.g., up to 60%+ size/weight reduction in military portable electric generators, heavy fuel propulsion systems for UAVs) or significantly decrease logistics cost and risk (e.g. effectively providing operational energy to the warfighter edge where/when needed).

____________________________

4 See https://ourworldindata.org/energy-mix

6

Some of our balance of plant component or sub-system suppliers may use materials and components from countries subject to U.S. sanctions or other restrictions, which we closely monitor and disclose to our DoW customers when such materials are used in our prototypes and demonstration products. In parallel, we are identifying domestic or other approved sources for those materials and components to incorporate into our products as they continue the industrialization and commercialization-readiness process. Given our initial focus on serving targeted U.S. military applications, we expect that we will benefit from U.S. policy initiatives to expand and secure the U.S. defense industrial base including supply chain and sources of critical minerals and materials. As an example, permanent magnet electric motors and generators as well as other electrical components, which we need to procure for our hybrid electric system prototype development, incorporate rare earth minerals for which China is the current dominant source of processing and supply. The U.S. policy is to increase surety of supply for the defense industrial base and we expect to benefit from that policy given our near-term positioning as a defense industrial supplier.

It is not clear how long the geopolitical tension and war issues will persist, and future U.S., ally, and adversary national industrial and national security policies will undoubtedly change over time. However, we believe that LPI will be able to continue our company-building and benefit from growing market opportunities by growing our intellectual property and competence center capabilities, maturing our engine and power systems, and engaging with go-to-market partners to deliver significant customer value in the areas of:

•	Hybrid electric autonomous vehicles, initially for UAS
•	High power density mobile power, initially for portable electric power generators and military vehicle (air, land, and marine) auxiliary power
•	Power systems requiring fuel flexibility

Economic Factors

Macroeconomic factors that may affect the Company's business include inflation, interest rates, tariff-driven input costs, supply-chain uncertainty, and the availability and cost of specialized technical labor. Inflation has moderated from its June 2022 peak of 9.1%, but the Consumer Price Index increased 3.3% year-over-year in March 2026 and included energy-price volatility. Labor-market conditions are no longer best described as a broad general labor shortage; rather, the principal hiring challenge for the Company is targeted competition for specialized talent, including engineers, machinists, technicians, software and controls personnel, power-electronics talent, quality/manufacturing personnel, and defense-cleared or defense-experienced staff. The Company is taking steps to mitigate these challenges through recruiting, retention, supplier management, domestic sourcing where practical, and continued use of in-house capabilities for selected prototype and development work.

ITEM 2.	OTHER INFORMATION

None.

7

LiquidPiston, Inc.
Balance Sheets
For the Six Months Ended March 31, 2026 and Period Ended September 30, 2025

	March 31, 2026	September 30, 2025
	Unaudited	Audited

ASSETS

Current Assets
Cash and Equivalents	$25,043,116	$30,153,080
Accounts Receivable	1,211,689	619,261
Other Receivables	43,891	–
Deferred Charges and Costs	3,688,499	2,344,035
Prepaid Expenses	393,387	197,017
Total Current Assets	30,380,582	33,313,393

Property and Equipment, Net of Accumulated Depreciation	2,257,259	2,092,485

Other Assets
Deposits	7,933	7,933
Investment in LiquidPiston Real Estate, LLC	537,907	537,907
Intangible Assets, Less Accumulated Amortization	1,896,084	1,734,810
Total Other Assets	2,441,924	2,280,650

TOTAL ASSETS	$35,079,765	$37,686,528

LIABILITIES AND STOCKHOLDERS' DEFICIT

Current Liabilities
Accounts Payable	$875,361	$265,459
Notes Payable, Current	3,657	3,498
Current Portion of Lease Liability	86,229	104,240
Deferred Revenue	3,786,731	6,688,228
Accrued Taxes and Expenses	306,939	58,095
Total Current Liabilities	5,058,917	7,119,520

Long Term Liabilities
Notes Payable, Net of Current Portion	134,389	134,031
Lease Liability, Net of Current Portion	–	23,575
Total Long Term Liabilities	134,389	157,606

Total Liabilities	5,193,306	7,277,126

Stockholders' Equity
Common Stock
$0.0001 par value per share; 25,000,000 shares authorized;19,078,320 and 17,715,054 issued and outstanding at March 31, 2026 and September 30, 2025, respectively.	693	685
Series Seed-1 Preferred Stock
$0.0001 par value per share; 200,000 shares authorized; 82,258 shares issued and outstanding at March 31, 2026 and September 30, 2025, respectively.	1,063,591	1,063,591
Additional Paid-In-Capital	56,294,421	55,794,416
Treasury Stock	(47,677)	(47,677)
Accumulated Deficit	(27,424,570)	(26,401,613)

Total Stockholders' Deficit	29,886,458	30,409,402

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$35,079,764	$37,686,528

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LiquidPiston, Inc.
Statements of Operations
For the Six Months Ended March 31, 2026 and 2025

	March 31, 2026	March 31, 2025
	Unaudited	Unaudited

Revenue	$6,529,233	$6,206,608

Cost of Revenue	4,253,672	4,792,839

Gross Profit	2,275,561	1,413,769

Operating Expenses
Research and Development	2,723,454	2,070,947
General and Administrative	1,024,587	1,181,719
Total Operating Expenses	3,748,041	3,252,666

Income (Loss) from Operations	(1,472,480)	(1,838,897)

Other Income (Expense)
Interest and Other Income	454,456	654,375
Interest Expense	(4,903)	(5,095)
Total Other Income	449,553	649,280

Net Income (Loss)	$(1,022,927)	$(1,189,617)

Deficit - Beginning of Period	(26,401,643)	(23,585,495)

Deficit - End of Period	$(27,424,570)	$(24,775,112)

Net Income (Loss) Per Common Share - Basic and Diluted	$(0.05)	$(0.06)

Weighted Average number of Common Shares Outstanding	19,487,043	19,212,701

9

LiquidPiston, Inc.
Statements of Changes in Stockholders' Equity (Deficit)

	Common Stock		Series Seed-1 Preferred		Additional	Retained	Net	Available
	Shares Issued	Total	Shares Issued	Total	Paid-In Capital	Earnings (Deficit)	Equity (Deficit)	Options and RSUs

Balance 9/30/24	19,075,826	$243	82,258	$1,063,591	$51,095,502	$(25,109,562)	$27,049,776	548,510
Options and RSUs Issued	–	–	–	–	–	–	–	(137,000)
Options and RSUs Forfeited	–	–	–	–	–	–	–	32,014
Options and RSUs Exercised	9,800	10	–	–	881	–	891	–
Stock Compensation	–	–	–	–	147,218	–	147,218	–
Common Stock Offering	443,661	436	–	–	4,599,474	–	4,599,910	–
Issuance Cost	–	–	–	–	(48,659)	–	(48,659)	–
Net Income	–	–	–	–	–	(1,292,081)	(1,292,081)	–
Balance 9/30/2025	19,529,287	$689	82,258	$1,063,591	$55,794,416	$(26,401,643)	$30,457,055	443,524
Period Ending 3/31/2025			–
Options and RSUs Issued	–	–	–	–	–	–	–	(293,302)
Options and RSUs Forfeited	–	–	–	–	–	–	–	–
Options and RSUs Exercised	–	–	–	–	–	–	–	–
Common Stock Offering	–	4	–	–	500,005	–	500,009	–
Issuance Cost	–	–	–	–	–	–	–	–
Net Income	–	–	–	–	–	(1,022,927)	(1,022,927)	–
Balance 3/31/2026	19,529,287	$693	82,258	$1,063,591	$56,294,421	$(27,424,570)	$29,934,138	150,222

10

LiquidPiston, Inc.
Statements of Cash Flows
For the Six Months Ended March 31, 2026 and 2025

	March 31, 2026	March 31, 2025
	Unaudited	Unaudited

Operating Activities
Net Income (Loss)	$(1,022,927)	$(1,189,617)
Adjustments to reconcile net income to net cash provided by operations:
Depreciation and Amortization	110,831	156,762
Lease Expense	43,155	90,433
(Increase) decrease in operating assets:
Accounts Receivable	(592,428)	1,094,166
Other Receivables	(43,891)	–
Prepaid Expenses and Other	(196,370)	256,003
Deferred Charges	(1,344,464)	2,949,184
Increase (decrease) in operating liabilities:
Accounts Payable, Accrued Expenses and Other	858,746	23,595
Deferred Revenue	(2,901,497)	(5,625,788)

Net Cash Used by Operating Activities	(5,088,845)	(2,245,262)

Investing Activities
Purchase of Intangible Assets	(187,848)	(218,023)
Purchase of Property and Equipment	(233,502)	(16,755)
Investment in LiquidPiston Real Estate LLC	(79,233)	(2,129,122)

Net Cash Used by Investing Activities	(544,474)	(2,363,900)

Financing Activities
Proceeds From the Sale of Stock	500,009	4,552,143
Repayment of Lease Liability	(41,587)	(47,201)
Repayment on SBA EIDL Loan	(517)	710

Net Cash Provided by Financing Activities	457,905	4,505,652

Net Change in Cash	(5,175,413)	(103,510)

Cash and Equivalents - Beginning of Period	30,153,080	26,956,505

Cash and Equivalents - End of Period	$24,977,667	$26,852,995

11

LiquidPiston, Inc.

Notes to Financial Statements

As of September 30, 2025 and March 31, 2026 and the six months ended March 31, 2026 and 2025

1.        Nature of Organization and Operations

LiquidPiston, Inc. (“LiquidPiston” or the “Company”) was incorporated in the State of Delaware on June 21, 2004, and maintains its headquarters and physical plant in Bloomfield, Connecticut.

LiquidPiston develops advanced rotary engines based on the Company’s patented thermodynamic cycle and engine architecture. The Company also provides contracted engineering services to advance rotary engines and power systems.

To date, the Company has raised a total of approximately $57,360,400 in net proceeds from the sale of both Common Stock and Preferred Stock.

On January 13, 2016, the Shareholders of LiquidPiston approved an Agreement and Plan of Merger (“Merger Agreement”), pursuant to which, among other things, LiquidPiston Holdings, Inc., a Delaware corporation merged with and into LiquidPiston. At that time, the separate corporate existence of LiquidPiston Holdings, Inc., thereupon ceased and LiquidPiston continued as the surviving corporation. In connection with the merger, shareholders elected to convert all the Company’s Preferred Stock into common stock. These new common shares were then canceled in accordance with the Merger Agreement in exchange of a $100,000 payment. In accordance with the Merger Agreement each outstanding Company stock option was canceled pursuant to Article IV, Section 7 of the Company’s 2007 Equity Incentive Plan. Upon completion of the Merger Agreement the two founding shareholders’ of LiquidPiston owned 100% of the surviving corporation.

The Company is subject to a number of risks similar to other technology oriented companies in the current stage of its life cycle including, but not limited to, the need to obtain adequate additional funding, possible failure of discovery testing or development studies, the need to obtain governmental approval for its product candidates, competitors developing new or superior technological innovations, the need to successfully commercialize and gain market acceptance of any of the Company’s products that are approved, and protection of proprietary technology. If the Company does not successfully commercialize any of its products, obtain additional revenues from contracted services, or mitigate any of these other risks, it will be unable to generate sufficient revenue or achieve profitability which could ultimately result in the complete loss of stockholders’ investments and the closing of the Company.

The Company’s current operating plan indicates that new research and development and consulting contracts will be essential to funding the completion of its ongoing research and development activities. Management expects the results of operations to end up near breakeven for the next several years. The Company might need to raise additional funds to further advance its research and development programs, commence additional development studies and operate its business and meet its obligations as they come due. The Company is pursuing financing alternatives, which include convertible debt agreements and permanent equity financing. However, additional financing or equity raises may not be available to the Company in the necessary time frame, in amounts that the Company requires, on terms that are acceptable to the Company, or at all. If the Company is unable to raise the necessary funds when needed or reduce spending on currently planned activities, it may not be able to continue the development of its product candidates or the Company could be required to delay, scale back, or eliminate some or all its development programs and other operations which will materially harm its business, financial position and results of operations.

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LiquidPiston, Inc.

Notes to Financial Statements

As of September 30, 2025 and March 31, 2026 and the six months ended March 31, 2026 and 2025

2.        Summary of Significant Accounting Policies

Basis of Presentation

The financial statements have been prepared in conformity with U.S. generally accepted accounting principles (“U.S. GAAP”). Any reference in these notes to applicable guidance is meant to refer to the authoritative U.S. GAAP as found in the Accounting Standards Codification (“ASC”) and Accounting Standards Update (“ASU”) of the Financial Accounting Standards Board (“FASB”).

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results may differ from those estimates.

Management considers many factors in selecting appropriate financial accounting policies and controls, and in developing the estimates and assumptions that are used in the preparation of these financial statements. Management must apply significant judgment in this process. In addition, other factors may affect estimates, including expected business and operational changes, sensitivity and volatility associated with the assumptions used in developing estimates, and whether historical trends are expected to be representative of future trends. The estimation process often may yield a range of potentially reasonable estimates of the ultimate future outcomes, and management must select an amount that falls within that range of reasonable estimates. Estimates are used in the following areas, among others: revenue recognition, prepaid and accrued research and development expense, stock-based compensation expense and income taxes. To the extent that there are material differences between these estimates and actual results, the Company’s financial condition or operating results will be materially affected.

Cash and Cash Equivalents / Concentrations of Credit Risk

The Company considers all short-term, highly liquid investments with original maturities of 90 days or less to be cash and cash equivalents. Cash and cash equivalents consist of all cash on hand and US Treasury backed money market funds with original maturities of three months or less at the time of purchase. The Company considers its money market funds to be Level 1 instruments as discussed below. Financial instruments that potentially expose the Company to significant concentrations of credit risk consist principally of cash and cash equivalents. The Company maintains its cash with high, credit quality financing institutions and monitors credit risk with individual financial institutions and issuers which, at times, may exceed federally insured limits. The Company has not experienced any losses in such amounts and does not believe it is exposed to any significant credit risk with respect to the Company’s cash and cash equivalents balances.

Major customers – 100% of the revenue earned in the six-month period ended March 31, 2026 and 2025, was the result of contracts or subcontracts with the United States Army and the United States Air Force.

Research and Development

Research and development costs are expensed as incurred. Research and development expense consists of (i) employee-related expenses, including salaries, benefits, travel, and stock-based compensation expense; (ii) external research and development expenses incurred under arrangements with third parties, such as contract research organizations and consultants; (iii) the cost of tools and materials needed in the research and development process.

13

LiquidPiston, Inc.

Notes to Financial Statements

As of September 30, 2025 and March 31, 2026 and the six months ended March 31, 2026 and 2025

2.        Summary of Significant Accounting Policies (continued)

Patents

Costs incurred in connection with the application for and issuances of patents are initially recognized at cost and are subsequently carried at cost less accumulated amortization and accumulated impairment losses. These costs are amortized to profit or loss using the straight-line method over 20 years, which is the shorter of their estimated useful lives and periods of contractual rights. On an annual basis, the Company initiates an impairment analyses test. When this test indicates the potential for impairment, a fair value assessment is performed, and the assets are written down to their respective fair values. Determining the fair value of long-lived assets is a judgment involving significant estimates and assumptions.

Revenue Recognition

The Company adopted ASC 606 and applied the modified retrospective method of adoption. The entirety of our revenues is generated from long-term contracts with the U.S. Government for the research, design, development, manufacture, integration and sustainment of advanced technology systems, products and services. The Company accounts for a contract when it has approval and commitment from both parties, the rights of the parties are identified, payment terms are identified, the contract has commercial substance and collectability of consideration is probable. The Company provides its products and services under fixed price contracts.

Under fixed-price contracts, the Company agrees to perform the specified work for a pre-determined price. To the extent our actual costs vary from the estimates upon which the price was negotiated, the Company will generate more or less profit or could incur a loss.

Research and Development

The Company evaluates the products or services promised in each contract at inception to determine whether the contract should be accounted for as having one or more performance obligations. The products and services in our contracts are typically not distinct from one another due to their complex relationships and the significant contract management functions required to perform under the contract. Accordingly, our contracts are typically accounted for as one performance obligation. Significant judgment is required in determining performance obligations, and these decisions could change the amount of revenue and profit recorded in a given period.

At the inception of a contract, The Company estimates the transaction price based on its current rights and does not contemplate future modifications (including unexercised options) or follow-on contracts until they become legally enforceable. Contracts are often subsequently modified to include changes in specifications, requirements or price, which may create new or change existing enforceable rights and obligations. Depending on the nature of the modification, the Company considers whether to account for the modification as an adjustment to the existing contract or as a separate contract. Generally, modifications to our contracts are not distinct from the existing contract due to the significant integration and interrelated tasks provided in the context of the contract. Therefore, such modifications are accounted for as if they were part of the existing contract and recognized as a cumulative adjustment to revenue.

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LiquidPiston, Inc.

Notes to Financial Statements

As of September 30, 2025 and March 31, 2026 and the six months ended March 31, 2026 and 2025

2.        Summary of Significant Accounting Policies (continued)

Research and Development (continued)

For contracts with multiple performance obligations, the Company allocates the transaction price to each performance obligation based on the estimated standalone selling price of the product or service underlying each performance obligation. The standalone selling price represents the amount the Company would sell the product or service to a customer on a standalone basis (i.e., not bundled with any other products or services). Our contracts with the U.S. Government are, mostly, subject to the Federal Acquisition Regulations (FAR) and the price is typically based on estimated or actual costs plus a reasonable profit margin. As a result of these regulations, the standalone selling price of products or services in our contracts with the U.S. Government are typically equal to the selling price stated in the contract.

The Company recognizes revenue as performance obligations are satisfied and the customer obtains control of the products and services. In determining when performance obligations are satisfied, the Company considers factors such as contract terms, payment terms and whether there is an alternative future use of the product or service. Substantially all of our revenue is recognized over time as the Company performs under the contract because control of the work in process transfers continuously to the customer. For most contracts with the U.S. Government, this continuous transfer of control of the work in process to the customer is supported by clauses in the contract that give the customer ownership of work in process and allow the customer to unilaterally terminate the contract for convenience and pay the Company for costs incurred plus a reasonable profit. For performance obligations to deliver products with continuous transfer of control to the customer, revenue is recognized based on the extent of progress towards completion of the performance obligation, generally using the percentage-of-completion cost-to-cost measure of progress for our contracts because it best depicts the transfer of control to the customer as the Company incurs costs on its contracts. Under the percentage-of-completion cost-to-cost measure of progress, the extent of progress towards completion is measured based on the ratio of costs incurred to date to the total estimated costs to complete the performance obligation(s). For performance obligations to provide services to the customer, revenue is recognized over time based on costs incurred or the right to invoice method (in situations where the value transferred matches our billing rights) as our customer receives and consumes the benefits.

For performance obligations in which control does not continuously transfer to the customer, the Company recognizes revenue at the point in time at which each performance obligation is fully satisfied. This coincides with the point in time the customer obtains control of the product or service, which typically occurs upon customer acceptance or receipt of the product or service, given that we maintain control of the product or service until that point.

For arrangements with the U.S. Government, the Company generally does not begin work on contracts until funding is appropriated by the customer. Billing timetables and payment terms on our contracts vary based on a number of factors, including the contract type. Typical payment terms under fixed-price contracts with the U.S. Government provide that the customer pays either performance-based payment (PBPs) based on the achievement of contract milestones or progress payments based on a percentage of costs the Company incurs. The Company recognizes a liability for payments in excess of revenue recognized, which is presented as a contract liability on the balance sheet, we recognize an asset for revenues recognized in excess of billings as a contract asset on the balance sheet. The portion of payments retained by the customer until final contract settlement is not considered a significant financing component because the intent is to protect the customer from our failure to adequately complete some or all of the obligations under the contract. Payments received from customers in advance of revenue recognition are not considered to be significant financing components because they are used to meet working capital demands that can be higher in the early stages of a contract.

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LiquidPiston, Inc.

Notes to Financial Statements

As of September 30, 2025 and March 31, 2026 and the six months ended March 31, 2026 and 2025

2.        Summary of Significant Accounting Policies (continued)

Advertising

Advertising costs are expensed as incurred and included in general and administrative expense on the statements of operations. Total advertising costs for the six months ended March 31, 2026 and 2025 were $49,938 and $30,960, respectively.

Income Taxes

Income taxes are recorded in accordance with ASC Topic 740, Income Taxes, or ASC 740, which provides for deferred taxes using an asset and liability approach. The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities and for loss and credit carryforwards using enacted tax rates anticipated to be in effect for the year in which the differences are expected to reverse. Deferred tax amounts are determined by using the enacted tax rates expected to be in effect when the temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities to a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are provided, if, based upon the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

The Company uses financial projections to support its net deferred tax assets, which contain significant assumptions and estimates of future operations. If such assumptions were to differ significantly from actual future results of operations, it may have material impact on the Company’s ability to realize its deferred tax assets. At the end of each period, the Company assesses the ability to realize the deferred tax assets. If it is more likely than not that the Company would not realize the deferred tax assets, then the Company would establish a valuation allowance for all or a portion of the deferred tax asset. See Note 10 – Income Taxes.

The Company accounts for uncertain tax positions in accordance with the provisions of ASC 740. When uncertain tax positions exist, the Company recognizes the tax benefit of tax positions to the extent that the benefit will more likely than not be realized. The determination as to whether the tax benefit will more likely than not be realized is based upon the technical merits of the tax position, as well as consideration of the available facts and circumstances. As of March 31, 2026 and 2025, the Company does not have any uncertain tax positions. The Company recognizes interest and penalties related to uncertain tax positions, if any exist, in income tax expense.

Stock-Based Compensation

The Company accounts for its stock-based compensation awards to employees in accordance with ASC Topic 718, Compensation – Stock Compensation, or ASC 718. Additionally, the Company accounts for all awards to consultants of the Company in accordance with ASC topic 505-50, Equity Based Payments to Non-Employees. ASC 718 requires all stock-based payments to employees, including grants of employee stock options and restricted stock, to be recognized in the statements of operations based on their fair values. All the Company’s stock-based awards are subject only to service-based vesting conditions. The Company estimates the fair value of its stock-based awards using the Black-Scholes option pricing model, which requires the input of assumptions, including (a) the expected stock price volatility, (b) the calculation of expected term of the award, (c) the risk-free interest rate and (d) expected dividends. The fair value of restricted stock awards is determined based on the Company’s estimated common stock value at the time of grant.

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LiquidPiston, Inc.

Notes to Financial Statements

As of September 30, 2025 and March 31, 2026 and the six months ended March 31, 2026 and 2025

2.        Summary of Significant Accounting Policies (continued)

Stock-Based Compensation (continued)

Due to the historical lack of a public market for the trading of the Company’s common stock and a lack of company-specific historical and implied volatility data, the Company has based its estimate of expected volatility on the historical volatility of a group of similar companies that are publicly traded. The computation of expected volatility is based on the historical volatility of a representative group of companies with similar characteristics to the Company, including stage of product development and life science industry focus. The Company believes the group selected has sufficient similar economic and industry characteristics and includes companies that are most representative of the Company.

The Company uses the simplified method as prescribed by the SEC Staff Accounting Bulletin No. 107, Share-Based Payment, to calculate the expected term, as it does not have sufficient historical exercise data to provide a reasonable basis upon which to estimate the expected term for options granted to employees and utilizes the contractual term for options granted to non-employees. The expected term is applied to the stock option grant group, as the Company does not expect substantially different exercise or post-vesting termination behavior among its employee population. The risk-free interest rate is based on a treasury instrument whose term is consistent with the expected life of the stock options.

Compensation expense related to awards to employees and consultants of the Company is calculated on a straight-line basis by recognizing the grant date fair value, or re-measured value for consultants over the associated service period of the award, which is generally the vesting term.

Fair Value of Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, accounts payable and accrued expenses. The Company values cash equivalents using quoted market prices. The fair value of accounts payable and accrued expenses approximates it carrying value because of its short-term nature.

The Company is required to disclose information on all assets and liabilities reported at fair value that enables an assessment of the inputs used in determining the reported fair values. ASC Topic 820, Fair Value Measurements and Disclosures (ASC 820), establishes a hierarchy of inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the observable inputs be used when available.

Observable inputs are inputs that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the inputs that market participants would use in pricing the asset or liability and are developed based on the best information available in the circumstances. The fair value hierarchy applies only to the valuation inputs used in determining the reported fair value of the investments and is not a measure of the investment credit quality. The three levels of the fair value hierarchy are described below:

•	Level 1 – Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date

•	Level 2 – Valuations based on quoted prices for similar assets or liabilities in markets that are not active or for which all significant inputs are observable, either directly or indirectly

•	Level 3 – Valuations that require inputs that reflect the Company’s own assumptions that are both significant to the fair value measurement and unobservable

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LiquidPiston, Inc.

Notes to Financial Statements

As of September 30, 2025 and March 31, 2026 and the six months ended March 31, 2026 and 2025

2.        Summary of Significant Accounting Policies (continued)

Fair Value of Financial Instruments (continued)

To the extent that a valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3. A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. There were no transfers within the fair value hierarchy in six months ended March 31, 2026 and 2025. The assets of the Company measured at fair value on a recurring basis as of March 31, 2026 and September 30, 2025 are summarized below:

Fair Value Measurements Using

	Level 1	Level 2	Level 3	Total
March 31, 2026 Assets:
Cash and Cash Equivalents	$25,043,117	$–	$–	$25,043,117
Total Assets	$35,145,211	$–	$–	$35,145,211
September 30, 2025 Assets:
Cash and Cash Equivalents	$30,153,080	$–	$–	$30,153,080
Total Assets	$37,686,528	$–	$–	$37,686,528

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Expenditures for additions, renewals, and betterments of property are capitalized and depreciated over the estimated useful life. Expenditures for repairs and maintenance are charged to expense as incurred. The Company provides for depreciation and amortization of assets recorded using the straight-line method over estimated useful lives as follows:

•	Computer and office equipment 5-7 years

•	Machinery 5-7 years

•	Leasehold improvements 15 years

Impairment of Long-Lived Assets

Long-lived assets with definite lives are reviewed for impairment whenever changes in events or circumstances indicate their carrying values may not be recoverable. The impairment analyses are conducted in accordance with FASB ASC Topic 360, Property, Plant and Equipment. The recoverability of carrying value is determined by comparison of the asset’s carrying value to its future undiscounted cash flows. When this test indicates the potential for impairment, a fair value assessment is performed, and the assets are written down to their respective fair values. Determining the fair value of long-lived assets is a judgment involving significant estimates and assumptions. These estimates and assumptions include revenue growth rates and operating margins used to calculate projected future cash flows, risk-adjusted discount rates, and future economic and market conditions. The Company bases its fair value estimates on assumptions that management believes to be reasonable but that are unpredictable and inherently uncertain. Actual future results may differ from these estimates.

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LiquidPiston, Inc.

Notes to Financial Statements

As of September 30, 2025 and March 31, 2026 and the six months ended March 31, 2026 and 2025

2.        Summary of Significant Accounting Policies (continued)

Compensated Absences

The company has not accrued compensated absences because the amount cannot be reasonably estimated.

Leases

The Company leases three buildings. The determination of whether an arrangement is a lease is made at the lease’s inception. Under ASC 842, a contract is (or contains) a lease if it conveys the right to control the use of an identified asset for a period of time in exchange for consideration. Control is defined under the standard as having both the right to obtain substantially all of the economic benefits from use of the asset and the right to direct the use of the asset. Management only reassesses its determination if the terms and conditions of the contract are changed.

Operating leases are included in operating lease right-of-use (“ROU”) assets, other current liabilities, and operating lease liabilities in our balance sheets. Finance leases are included in property and equipment, other current liabilities, and other long-term liabilities in our balance sheets.

ROU assets represent our right to use an underlying asset for the lease term, and lease liabilities represent our obligation to make lease payments. Operating lease ROU assets and liabilities are recognized at the lease commencement date based on the present value of lease payments over the lease term. The Company uses the implicit rate when it is readily determinable. Since the Company’s leases do not provide an implicit rate, to determine the present value of lease payments, management uses the Company’s incremental borrowing rate based on the information available at lease commencement. Operating lease ROU assets also includes any lease payments made and excludes any lease incentives. Lease expense for lease payments is recognized on a straight-line basis over the lease term. The Company’s lease terms may include options to extend or terminate the lease when it is reasonably certain that we will exercise the option.

The Company has lease agreements with lease and non-lease components, which are generally accounted for separately with amounts allocated to the lease and non-lease components based on stand-alone prices.

None of our lease agreements contain any material residual value guarantees. Our building lease agreements do not include covenants that require us to maintain certain ratios relating to interest coverage and percentage of total debt to equity.

Variable Interest Entity

The Company has an arrangement with a special purpose entity, LiquidPiston 2024 Reg CF SPV, LLC, formed to serve as a crowdfunding vehicle pursuant to Rule 39-9 under the Investment Company Act of 1940, as amended.

Management of the Company has determined that LPSPV is a variable interest entity and that the Company is the primary beneficiary of LPSPV because, based on its design, the Company has the power to direct the activities of LPSPV that most significantly impacts LPSPV’s economic performance.

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LiquidPiston, Inc.

Notes to Financial Statements

As of September 30, 2025 and March 31, 2026 and the six months ended March 31, 2026 and 2025

2.        Summary of Significant Accounting Policies (continued)

Variable Interest Entity (continued)

The Company has no ownership interest in LPSPV. The Company pays for all of the operating expenses of LPSPV.

LPSV acquires, holds and disposes of securities issued by the Company. Investors contribute money to LPSPV through a crowdfunding platform. These funds are held in an escrow account by the crowdfunding platform, which distributes the funds to the Company in exchange for the Company’s stock.

The only asset of LPSPV is the Investment in LiquidPiston, which is eliminated in consolidation.

On February 28, 2025, the Company created a single member limited liability company, LiquidPiston Real Estate, LLC. The entity was formed to purchase a facility in Suffield, Connecticut which, when it meets the Company’s specifications, will be the Company’s new headquarters.

3.        Property and Equipment

Property and equipment consist of the following as of:

	March 31, 2026 and September 30, 2025
	2026	2025
Computer and Office Equipment	$141,623	$127,383
Machinery	1,246,576	1,340,548
Right of Use Asset	420,080	420,080
Vehicles	16,775	16,775
Buildings	1,566,337	1,566,337
Leasehold Improvements	256,144	62,373
Total Property and Equipment	$3,647,535	$3,533,496
Accumulated Depreciation	(1,375,276)	(1,441,011)
Property and Equipment, Net	$2,272,259	$2,092,485

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LiquidPiston, Inc.

Notes to Financial Statements

As of September 30, 2025 and March 31, 2026 and the six months ended March 31, 2026 and 2025

4.        Long Term Debt

On June 10, 2020, LiquidPiston, Inc. was approved for and issued a Loan Authorization and Agreement by the Small Business Administration (“SBA”) for an Economic Injury Disaster Loan (EIDL) in the amount of $150,000 and will use all proceeds of this Loan as working capital to alleviate economic injury sustained due to COVID-19. Repayment began twelve months from the date of the promissory note with a 30-year term. Interest will accrue at 3.75% per year and will only accrue on funds advanced, from the date of each advance, with fund disbursement at the discretion of SBA Counsel. This debt is collateralized with Company assets. Accrued interest prior to the start of the deferred repayment is added to the outstanding loan amount and amounts to $5,238.

The aggregate amount of long-term debt maturing in each of the succeeding five years is as follows:

March 31:
2027	$3,657
2028	3,796
2029	3,940
2030	4,089
2031	4,243
Thereafter	118,321
$138,046

5.        Common Stock

The Company had 19,526,942 and 19,447,144 shares of authorized Common Stock as of March 31, 2026 and September 30, 2025, respectively, par value $0.0001.

The Common Stock has the following characteristics:

Voting

The holders of Common Stock are entitled to one vote for each share of common stock held at all meetings of stockholders and written actions in lieu of meetings. As of March 31, 2026 and September 30, 2025, 8,951,465 shares of common stock issued have voting rights proxied to the CEO.

Dividends

The holders of Common Stock are entitled to receive dividends, if and when declared by the Board of Directors. Since the Company’s inception, no dividends have been declared or paid to the holders of Common Stock.

Liquidation

In the event of any voluntary or involuntary liquidation, dissolution, or winding-up of the Company, the holders of Common Stock are entitled to share ratably in the Company’s assets.

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LiquidPiston, Inc.

Notes to Financial Statements

As of September 30, 2025 and March 31, 2026 and the six months ended March 31, 2026 and 2025

6.        Series Seed-1 Preferred Stock

The Company had 200,000 shares of authorized Series Seed-1 Preferred Stock, as of March 31, 2026 and September 30, 2025, respectively.

The Preferred Series Seed 1 Stock has the following characteristics:

Voting

Each holder of outstanding shares of Series Seed-1 Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter.

Dividends

The holders of Series Seed-1 Preferred Stock are entitled to receive dividends, if and when declared by the Board of Directors. Since the Company’s inception, no dividends have been declared or paid to the holders of Common Stock.

Liquidation

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company or Deemed Liquidation Event, the holders of the Series Seed-1 Preferred Stock have first priority to be paid an amount equal to the greater of (i) the Series Seed-1 Preferred Stock issuance price plus dividends declared or (ii) such amounts that would have been owed to the Series Seed-1 Preferred Stock holders if the Series Seed-1 Preferred Stock shares had been converted to Common Stock of the Company prior to the liquidation event. Following payments to the Series Seed-1 Preferred Stock shareholders, all remaining assets of the Company will be distributed to the Common Stock shareholders on a pro rata basis.

Conversion

Each share of Series Seed-1 Preferred Stock is convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into 10 shares of fully paid and non-assessable Common Stock as defined in the Company’s Amended and Restated Certificate of Incorporation. The change from one share to 10 shares is effective upon the date of the 10:1 split in March 2022.

7.        Stock-Based Compensation

In 2016, the Company’s Board of Directors adopted, and the stockholders approved, the LiquidPiston, Inc. 2016 Stock Option and Grant Plan (the “2016 Plan”). The 2016 Plan provides for the issuance of incentive awards up to 200,000 shares of common stock to officers, employees, consultants, and directors. Effective with the 10:1 stock split, the options exercised will receive 10 shares of Common Stock for each stock option granted prior to the March 2022 split.

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LiquidPiston, Inc.

Notes to Financial Statements

As of September 30, 2025 and March 31, 2026 and the six months ended March 31, 2026 and 2025

7.        Stock-Based Compensation (continued)

Stock Options and Restricted Stock

The options granted generally vest over 36-48 months. Under the 2016 Plan, options generally vest in installments of 25% at the one- year anniversary and thereafter in equal monthly installments after the one-year anniversary date, subject to the employee’s or consultant’s continuous service with the Company. The options generally expire ten years after the date of grant. Restricted stock units generally expire seven years after the date of the grant. The fair value of the options at the date of grant is recognized as an expense over the requisite service period.

During the six months ended March 31, 2026 and period ended September 30, 2025, 293,302 and 137,000 option and restricted stock unit awards were granted, respectively. On March 31, 2026 and September 30, 2025 282,524 and 443,524 shares, respectively, were reserved for issuance under the 2016 Plan. Stock compensation expense totaled $ 0 and $0 for the six months ended March 31, 2026 and March 31, 2025, respectively.

The following table summarizes the stock option and restricted stock unit activity during the years:

Balance 9/30/2024	548,510
Options and RSUs Issued	(137,000)
Options and RSUs Forfeited	32,014
Balance 09/30/2025	443,524

Options and RSUs Issued	(293,302)
Balance 3/31/2026	150,222

8.        Income Taxes

The Company accounts for income taxes in accordance with ASC 740, Income Taxes (“ASC 740”), which requires an asset and liability approach for measuring deferred taxes based on temporary differences between the financial statements and tax bases of assets and liabilities existing at each balance sheet date using enacted tax rates for the years in which taxes are expected to be paid or recovered. The tax benefit arising from the Company’s net loss has been offset by an increase in the valuation allowance.

Accordingly, the Company had no net income tax provision or benefit during the periods ended March 31, 2026 and 2025.

In assessing the realizability of net deferred tax assets, management considers whether it is more likely than not that the net deferred tax assets will be realized. The ultimate realization of net deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences representing future deductible amounts become deductible. Management has established a full valuation allowance against the net deferred tax assets on March 31, 2026 and 2025 as management cannot currently determine that the realization of these future benefits is likely.

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LiquidPiston, Inc.

Notes to Financial Statements

As of September 30, 2025 and March 31, 2026 and the six months ended March 31, 2026 and 2025

8.        Income Taxes (continued)

As of the date of this report, the Company’s 2024 (fiscal year ending 09/30/2025) Federal and State income tax returns have not been filed. However, on the company’s 2023 (fiscal year ending 09/30/2024) returns , the Company has approximately $21,686,284 of federal NOL carryforwards. As of September 30, 2024, the Company has generated approximately $1,052,244 of federal research and development credits which can be carried forward and used against future taxes. Finally, the Company has approximately $127,207 of state research and development credits available to carry forward to future years.

Under the provisions of the Internal Revenue Code, NOL and tax credit carryforwards are subject to review and possible adjustment by the Internal Revenue Service and state tax authorities until fully utilized. NOL and tax credit carryforwards may be subject to an annual limitation in the event of certain cumulative changes in the ownership interest of significant stockholders by more than 50% over a three-year period, as defined in Sections 382 and 383 of the Internal Revenue Code and similar state provisions. The amount of the annual limitation is determined based on the value of the Company immediately before the ownership change. Subsequent ownership changes may further affect the limitation in future years. The Company has not completed a study to assess whether a change of control has occurred or whether there have been multiple changes of control since the date of the Company’s formation due to the significant complexity and cost associated with such study and that there could be additional changes in control in the future. As a result, the Company is unable to estimate the effect of these limitations, if any, on the Company’s ability to utilize NOL and tax credit carryforwards in the future. A full valuation allowance has been provided against the Company’s NOL and tax credit carryforwards and, if an adjustment is required, this adjustment would be offset by an adjustment to the deferred tax asset established for the NOL and tax credit carryforwards and the valuation allowance.

The Company has not yet conducted a study to document whether its research activities may qualify for the research and development tax credit. Such a study may result in an adjustment to the Company’s research and development credit carryforwards; however, until a study is completed, and any adjustment is known, no amounts are being presented as an uncertain tax position. A full valuation allowance has been provided against the Company’s research and development credit and, if an adjustment is required, this adjustment would be offset by an adjustment to the deferred tax asset established for the research and development credit carryforwards and the valuation allowance.

As of March 31, 2026 and 2025, the Company had no accrued uncertain tax positions or associated interest or penalties, and no amounts have been recognized in the Company’s statements of operations and comprehensive loss.

The Company files income tax returns in the U.S. federal jurisdiction and the state of Connecticut jurisdiction.

9.        Commitments and Contingencies

The Company leases its facilities in Bloomfield, Connecticut under terms of a lease that provides for monthly payments of $6,050 with annual escalations. The lease term was amended from a month-to-month lease to a 5-year term commencing on May 6, 2022.

Minimum future rental commitments for the next five years are as follows:

March 31:
2027	$69,686
2028	0
2029	0
2030	0
2031	0
Total	$69,686

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LiquidPiston, Inc.

Notes to Financial Statements

As of September 30, 2025 and March 31, 2026 and the six months ended March 31, 2026 and 2025

10.        Equity Issuances

For the year ended September 30, 2025, employees of the Company exercised stock options, and the Company issued 32,450 shares for total proceeds of $2,697. Additionally, during 2025, as part of a stock offering, the Company issued 12,391 shares of its common stock and received proceeds before issuance costs of $125,010. In August of 2024 the Company started a Reg CF stock offering. During the year ended September 30, 2025, the Company issued 431,270 shares of its common stock and received proceeds before issuance costs of $4,599,474.

During the six months ended March 31, 2026, as part of a stock offering the Company issued 43,479 shares of its common stock and received proceeds before issuance costs of $500,009.

11.        Supplementary Cash Flows Information

The Company uses the indirect method when presenting its cash flows from operating activities in the Statement of Cash Flows. Therefore, the Company is required to disclose the following supplementary information. For the six months ended March 31, 2026 and 2025:

	March 31, 2026	March 31, 2025
Interest paid	$4,903	$1,860
Income taxes paid	$30,610	$33,593

Non-cash financing transactions:
Stock compensation issuance of stock	$0	$0

12.        Subsequent Events

The Company has evaluated subsequent events through June 10, 2026 the date on which the financial statements were available to be issued. The Company started a Reg CF offering on Apri1 14, 2026, seeking to raise up to $4,999,981.50. The first disbursement from the raise occurred on May 27, 2026. The total amount received before issuance costs was $974,691 for the sale of approximately 812,000 shares.

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ITEM 4.	EXHIBITS

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

2.1	Amended and Restated Certificate of Incorporation (1)

2.2	Bylaws (2)

2.3	Certificate of Amendment to Amended and Restated Certificate of Incorporation (3)

3.	Irrevocable Power of Attorney (4)

4.	Form of Subscription Agreement (4)

6.1	Stock Option Plan (2)

6.2	Employment Contract of Alexander Shkolnik (2)

6.3	Employment Contract of Nikolay Shkolnik (2)

6.4	Employment Contract of Per Suneby (5)

(1)	Filed as an exhibit to the Company’s semiannual report on Form 1-SA for the six months ended June 30, 2020, filed with the SEC on November 20, 2020.
(2)	Filed as an exhibit to the Company’s Offering Statement on Form 1-A, filed with the SEC on May 20, 2020.
(3)	Filed as an exhibit to the Company’s Current Report on Form 1-U dated March 9, 2022, filed with the SEC on March 17, 2022.
(4)	Filed as an exhibit to the Company’s Offering Statement on Form 1-A, Amendment 1, filed with the SEC on October 19, 2022.
(5)	Filed as an exhibit to the Company’s annual report on Form 1-K for the year ended September 30, 2025, filed with the SEC on January 22, 2026.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on June 17, 2026.

LIQUIDPISTON, INC.

By: /s/ Alexander Shkolnik
Alexander Shkolnik
Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed by the following persons in the capacities and on the dates indicated.

By Alexander Shkolnik, Chief Executive Officer, President, Principal Financial Officer, Principal Accounting Officer and Director

Date: June 17, 2026

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